KOFFMAN KALEF LLP
BUSINESS LAWYERS

April 1, 2021

TO: British Columbia Securities Commission (as Principal Regulator)
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland & Labrador
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Government of Yukon
Office of the Superintendent of Securities, Government of Nunavut
Office of the Superintendent of Securities, Government of the Northwest Territories

Re: Vizsla Silver Corp. (the "Company")
Prospectus Supplement dated April1, 2021 (the "Prospectus")

We hereby consent to (i) being named in the Prospectus; and (ii) the Company's use and reference in the Prospectus of our opinions contained under the sections titled "Eligibility for Investment" and "Certain Canadian Federal Income Tax Considerations" in the Prospectus (the "**Opinions**").

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are (i) derived from the Opinions; and (ii) within our knowledge as a result of the services we performed in connection with the Opinions.

Yours truly,

KOFFMAN KALEF LLP

(signed) Koffman Kalef

T: 604 891 3688 | 19TH FLOOR, 885 WEST GEORGIA STREET, VANCOUVER, BC, CANADA V6C 3H4

Tax:55368-3\KSD-005958_1_1